SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 12, 2003


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VEOLIA Environnement Logo


                                                              November 6th, 2003

                                  PRESS RELEASE

                    Veolia Environnement 9 Month 2003 revenue
            (unaudited data according to French accounting standards)

   Revenue, excluding assets sold in 2002 and 2003(1), of (euro)20.9 billion, an increase of 6.1% at constant exchange rates

Good operating performance: EBIT(2), excluding assets sold in 2002 and 2003, of
            (euro)1,232 million, up 1.4% at constant exchange rates

                   Net debt(3) lowered to (euro)12.8 billion.


VEOLIA ENVIRONNEMENT

----------------------------------------------------------------------------------------------------------------
                          At
   Consolidated       September      At September
     revenue           30, 2003        30, 2002        Variation      Internal      External     Exchange rate
                      (in(euro)m)     (in(euro)m)      2003/2002       growth        growth       fluctuations
----------------------------------------------------------------------------------------------------------------
     Revenue            20,865          20,518            +1.7%          +5.9%         +0.2%          -4.4%
----------------------------------------------------------------------------------------------------------------
     Non-core
 businesses sold           189           1,644           -88.5%
-------------------------------------------------------------------
Total consolidated      21,054          22,162            -5.0%
-------------------------------------------------------------------

--------------------------------------------------------------------------------
                          At                                          Growth at
   Consolidated       September      At September      Variation      constant
       EBIT            30, 2003        30, 2002        2003/2002      exchange
                     (in(euro)m)      (in(euro)m)                       rate
--------------------------------------------------------------------------------
       EBIT              1,232           1,277*           -3.5%          +1.4%
--------------------------------------------------------------------------------
     Non-core
 businesses sold            3              101           -97.0%
-------------------------------------------------------------------
Total consolidated       1,235           1,378           -10.4%
-------------------------------------------------------------------

* EBIT at constant exchange rates (before the negative impact of foreign exchange in 2002) was (euro)1,297 million ((euro)1,277 million at actual exchange rates during the first nine months 2002).

-------------
(1) Excluding the following businesses sold in 2002 and 2003: USFilter businesses sold in 2002 (Filtration & Separation, Plymouth and US Distribution) and Bonna Sabla in France also sold in 2002, and Surface Preparation Corp. sold in 2003.
(2) EBIT corresponds to the operating result as defined under Regulation 99-02 of the CRC, the French accounting regulations authority.
(3) Net debt is defined as follows: long-term debt + short-term borrowings - short-term financial receivables - long-term financial receivables - marketable securities - cash and cash equivalents.


Consolidated revenue totaled (euro)21,054 million. After the sale of the Surface Prep. division in the United States, which was finalized in September 2003 and which concluded the program of disposals announced in 2002, revenue, excluding assets sold in 2002 and 2003, reached (euro)20,865 million, a 6.1% increase at constant exchange rates.

Exchange rate fluctuations had a negative impact of (euro)896 million. This was mainly the result of the fall in the US dollar, which accounted for (euro)555 million of the impact (the average rate of the US dollar to the euro was 1.12 at September 30, 2003 compared with 0.93 at September 30, 2002). The remainder primarily came from the fall in the pound sterling, which accounted for
(euro)145 million of the impact, and fluctuations in Latin-American currencies ((euro)84 million of the impact).

Revenue generated by assets sold in 2003 amounted to (euro)189 million, compared with (euro)1,644 million at September 30, 2002.

Excluding assets sold in 2002 and 2003, EBIT at September 30, 2003 rose 1.4% at constant exchange rates and reached (euro)1,232 million (a decrease of 3.5% at current exchange rates). Operating performance in the third quarter, particularly in the water division has significantly improved compared to 2002 third quarter. Consolidated EBIT for the first nine months of the year was
(euro)1,235 million compared with (euro)1,378 million in the first nine months of 2002.

The focus on less capital-intensive growth projects and a strict management of investments and working capital requirements allowed Veolia Environnement to continue to grow while reducing consolidated net debt. At September 30, 2003, net debt was (euro)12.8 billion compared with (euro)13.1 billion at June 30, 2003.


Breakdown of revenue by division

WATER(1)


--------------------------------------------------------------------------------
At September 30,   At September  Variation   Internal  External   Exchange rate
      2003           30, 2002    2003/2002    growth    growth     fluctuations
  (in(euro)m)      (in(euro)m)
--------------------------------------------------------------------------------
     8,334            8,415        -1.0%       +4.3%    -0.3%         -4.9%
--------------------------------------------------------------------------------

(1) Excluding assets sold in 2002 and 2003.

o In France, revenue increased by 4.3% due to the climate in the summer of 2003 and a strong increase in volumes distributed in the third quarter.

o Outside France, excluding the United States and Latin America (Proactiva), growth of over 20% was achieved due mainly to the full impact of contracts won in Central Europe, North Africa and Asia, as well as to the impact of the climate in parts of Europe.

o USFilter's revenue increased 6.8% in dollars supported by growth in the services business (contribution of the Indianapolis contract) and good performance from Culligan. Equipment sales were stable, despite the decline in industrial sales.

o Overall growth in the water division was impacted by a decrease in revenues of nearly 19% at Veolia Water Systems.


WASTE MANAGEMENT

--------------------------------------------------------------------------------
At September 30,   At September  Variation   Internal  External   Exchange rate
      2003           30, 2002    2003/2002    growth    growth     fluctuations
  (in(euro)m)      (in(euro)m)
--------------------------------------------------------------------------------
     4,429            4,571        -3.1%       +3.8%    +0.3%         -7.2%
--------------------------------------------------------------------------------


o    In France, growth was nearly 4%.

o Outside France, excluding Latin America (Proactiva), total revenue growth on a like-to-like basis and at constant exchange rates was 4.3%. Northern Europe recorded satisfactory growth due partly to the many contracts obtained in Great Britain at the end of 2002. In the United States, the good performance in solid waste and incineration, which posted significant growth, more than offset the weaker performance in hazardous and industrial services.


ENERGY SERVICES

--------------------------------------------------------------------------------
At September 30,   At September  Variation   Internal  External   Exchange rate
      2003           30, 2002    2003/2002    growth    growth     fluctuations
 (in(euro)m)       (in(euro)m)
--------------------------------------------------------------------------------
     3,170            3,075        +3.1%       +4.4%    +0.2%         -1.5%
--------------------------------------------------------------------------------

Internal revenue growth for energy services remained solid at 4.4%, resulting mainly from a good first quarter due to favorable climate conditions for this business.

o    In France, revenue rose 1.2%.

o Outside France, revenue increased by nearly 10%. Business in Central Europe rose 25.3% under the dual effect of the full impact of new contracts (Lithuania, Poland) and the climate conditions in the first quarter.


TRANSPORTATION

--------------------------------------------------------------------------------
At September 30,   At September  Variation   Internal  External   Exchange rate
      2003           30, 2002    2003/2002    growth    growth    fluctuations
  (in(euro)m)       (in(euro)m)
--------------------------------------------------------------------------------
     2,751            2,512        +9.5%      +11.8%    +1.1%         -3.4%
--------------------------------------------------------------------------------

o In France, 4.5% growth was the result of a continued good level of business.

o Outside France, the 16.1% increase was due to the Northern and Eastern European regions, driven by developments in Germany, Slovenia and Belgium. Revenue doubled in the United States under the impact of the Boston contract, which began July 1, 2003. Revenue generated outside France includes that from the South Eastern license in the United Kingdom.


FCC(*)

--------------------------------------------------------------------------------
At September 30,   At September  Variation   Internal  External   Exchange rate
      2003           30, 2002    2003/2002    growth    growth    fluctuations
 (in(euro)m)       (in(euro)m)
--------------------------------------------------------------------------------
     2,182            1,946        +12.2%     +11.8%    +1.4%         -1.1%
--------------------------------------------------------------------------------
(*) VE share

Growth of 13.2%, at constant exchange rates, resulted from:

o    new contracts in municipal and environmental services;

o    FCC's commercial success in construction, especially for infrastructure.



OUTLOOK

The results achieved at September 30 reinforce the company's full-year objectives in terms of its outlook for business growth, operating performance and financial equilibrium.


Important Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental, health and safety laws and regulations may become more costly in the future and Veolia Environnement may incur liability under these laws and regulations, and the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67


              US investor contact: Brian Sullivan +(1) 941-362-2435


                  Press release also available on our web site:
                     http//veoliaenvironnement-finance.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 12, 2003

                                            VEOLIA ENVIRONNEMENT


                                            By: /s/ Jerome Contamine
                                                ------------------------------
                                                Name: Jerome Contamine
                                                Title: Chief Financial Officer